Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

July 12, 2011

Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation
Registration Statement on Form S-1
Amended June 22, 2011
File No. 333-172714
Dear Mr. Mancuso:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated July 6, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-172714) (the “Registration Statement”) and addressed to Mr. Eitan. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 4 to the Registration Statement (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended S-1.

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A limited liability partnership including professional corporations

Russell Mancuso U.S. Securities and Exchange Commission July 12, 2011 Page 2

Prospectus Summary, page 2

1.	Please disclose the substance of your response to prior comment 2.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 1 and 71.

Risks, page 4

2.
If true, please state clearly, directly and prominently that you have the ability to terminate shareholders’ rights without the shareholders’ consent by liquidating the trust after an acquisition and that, in such an event, shareholders will not have the ability to retain their ownership in the company after an acquisition.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 4, 6, 20, 66, 83 and 89.

Shareholder Redemption Rights, page 4

3.	Regarding your response to prior comment 3:

•  Please clarify how you addressed (1) the fourth bullet point of that comment and (2) that part of the comment that asked you to highlight in the prospectus summary why you elected to create each of the four options (including what goal you believe each option would permit you to achieve).

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 6, 7, 83, 84 and 88.

•  Where you refer to the Series B shares throughout your document, including in the fee table, please state clearly that they are callable. Likewise, if you can cancel Series A shares merely by liquidating the trust, also refer to the Series A as callable.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made throughout the Amended S-1.

•  Rather than focusing predominantly on the mechanics of the fourth option in the summary, please highlight clearly, if true, that the fourth option gives you the ability to eliminate shareholder rights by liquidating the trust and cancelling the shares without shareholders’ consent.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 6 and 20.

•  The paragraphs before your bullet points regarding the four redemption options indicate that shareholders can choose whether they want their shares redeemed; however, the fourth bullet point addresses a situation in which shareholders are required to surrender their shares. Please reconcile.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 5, 18, 64 and 81.

•  Highlight briefly in the prospectus summary the Series C shares, rather than referring vaguely to “a new series of shares.” Please revise your references to “new shares” throughout the summary accordingly. Also highlight briefly in the summary (1) if true, that the Series C shares do not participate in any tender offer or automatic liquidation, and (2) how Series A investors might become holders of Series B.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 6, 7, 20 and 21.

•  In your discussion of the post-acquisition 83.3% threshold, you mention that you “may seek” conversions to Series C. Do you mean that you “must seek” such conversions? If not: (1) what will you do if the post-acquisition liquidation or tender offer exceeds the threshold, and (2) how have you ensured that Rule 419 is not applicable? Also, what will you do if you seek conversions to Series C but do not obtain sufficient conversions to ensure that you will not exceed the 83.3% threshold? Please clarify in a section of your document where such detail is appropriate.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 6, 36, 67, 84, 89 and 123.

•  In the first paragraph of your bullet point regarding the post-acquisition liquidation, you say that the trust proceeds will be provided to the Series B holders. In the third paragraph you appear to indicate that the proceeds might be issued to the Series A holders. Please clarify.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 7, 21, 67 and 84.

Russell Mancuso U.S. Securities and Exchange Commission July 12, 2011 Page 3

Trading Commencement and Separation, page 10

4.	The last sentence in the first paragraph on page 11 appears to contradict your response to prior comment 4. Please revise or advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 11 and 119.

Escrow of the founders’ shares, page 24

5.	Your last revision to this section does not appear to be reflected in the Securities Escrow Agreement filed as Exhibit 10.3. Please revise or advise.

COMPANY RESPONSE:  Exhibit 10.3 has been revised in accordance with the Staff’s comments.

Underwriting, page 134

6.	Please reconcile section 7.2 of exhibit 1.1 with your disclosure in the second paragraph on page 137.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 138 and 139.

Exhibit 3.3

7.
We note your response to our prior comment 6. However, Article FIFTH(B) of appears to contradict the disclosure in your prospectus. For example, see the first bullet point on page 5 and the disclosure at the top of page 18. Please revise or advise.

COMPANY RESPONSE:  Article Fifth(B) of Exhibit 3.3 has been revised to conform to the disclosure on pages 5 and 18.

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Russell Mancuso U.S. Securities and Exchange Commission July 12, 2011 Page 4

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP